December 8, 2010

Mr. Ryan Houseal

United States

Securities and Exchange Commission

Washington, DC 20549

RE: Loton, Corp.

Registration Statement on Form S-1

Filed June 1, 2010

Filing No. 333-167219

Dear Mr. Houseal:

This letter shall serve as the request of Loton, Corp. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Friday, December 10, 2010, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Alex Kuznetsov

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Alex Kuznetsov, President